UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), pursuant to and for the purposes of Article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that, in continuation of the Material Fact disclosed on January 29th, 2025, that: (i) at the Company's Extraordinary Shareholders’ Meeting held on this date (“ESM”), the proposal to reverse split all the common shares issued by the Company, in the proportion of 40 (forty) shares to 1 (one) share, and subsequently split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without any change to the Company’s share capital value, but solely to its total number of shares (“Operation”), with the consequent amendment to the Company’s Bylaws; and (ii) at a meeting of the Executive Board of Directors of the Company ("REDIR") held on this date after the ESM, it was approved that the procedures for the implementation of the Operation will begin on this date, setting the period from March 14th, 2025 (inclusive) to April 14th, 2025 (inclusive) to the holders of common shares issued by the Company, so they may, if they wish, adjust their shareholdings into whole lots multiples of 40 (forty), at their sole discretion, as detailed below.

As approved at the ESM, the Operation will not imply a change in the total amount of securities of the Company traded on the American Stock Market (American Depositary Receipt - “ADR”).

The Operation aims to provide greater liquidity to the shares issued by the Company and, consequently, improve the process of forming its price by increasing the quantity of outstanding shares effectively negotiated and adjusting its price. In addition, the Operation aims to: (a) reduce operational and administrative costs resulting from the current configuration of the Company's shareholder base; (b) provide greater efficiency in managing its shareholder base; (c) improve the efficiency of book-entry share registration and custody systems, (d) enhance the provision of information and communication, improving the service to shareholders, and (e) provide greater efficiency in distributing proceeds to the Company's shareholders.

Adjustment of Shareholding Position

As approved at the REDIR, the common shares holders of the Company will have the period between March 14th, 2025 (inclusive) and April 14, 2025 (inclusive) to adjust their shareholdings into whole lots of multiples of 40 (forty), at their sole discretion, to ensure the holding of an integer number of shares as a result of the Operation ("Position Adjustment Period").

Implementation of the Operation

The Operation will be implemented on the business day following the end of the Position Adjustment Period, that is, on April 15th, 2025, at which time the Company's share capital will be divided into 3,261,287,392 (three billion, two hundred sixty-one million, two hundred eighty-seven thousand, three hundred ninety-two) common shares without par value, and the shareholders will have their shareholdings adjusted. Once the Position Adjustment Period ends, shareholders holding fractional shares resulting from the Operation will be subject to the procedure provided in the "Remaining Fractional Shares" item below.

Starting from April 15, 2025, inclusive, the shares will be traded under the condition of post-reverse split and post-split.

Remaining Fractional Shares

After the end of the Position Adjustment Period, the fractional shares held by shareholders who have not adjusted their positions to multiples of 40 (forty) shares will be grouped into whole numbers and sold at auction, to be held at B3 S.A. – Brasil, Bolsa, Balcão on behalf of the holders of the fractions ("Auction"). The net proceeds obtained from the sale of these shares will be prorated and distributed proportionally among all holders of the fractional shares as follows:

(a) shareholders with complete registration data: the amounts will be deposited into the checking account indicated in the respective shareholder's registration;

(b) shareholders with shares deposited in the B3 Central Depository: the amounts will be credited directly to the Central Depository, which will be responsible for passing them on to the respective shareholder through their custodian agent; and

(c) other unidentified shareholders or those with incomplete registration data: the amounts will be available at the Company, for the legal period, for receipt by the respective holder upon providing complete registration data.

The resources attributed to investors (residents and non-residents) may be subject to income tax on any gains, which will be taxed as "net gains" according to current legislation. Therefore, the appropriate tax treatment should be identified directly by the respective shareholders and their advisors.

The Operation (i) will be applied to all Company shareholders, (ii) will not result in a change in the value of Company's share capital, (iii) will not modify the rights conferred by the Company's issued shares to its holders; and (iv) will imply in the change alongside the execution of the Operation, of the number of shares composing each ADR, with 1 (one) ADR then representing 2 (two) common shares issued by the Company, not changing the total number of outstanding ADRs.

The Company will announce, in due course, the date of the Auction and the date on which the net proceeds resulting from the Auction will be made available to the holders of the fractional shares.

São Paulo, March 13th, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 13, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director